# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: AIS Holdings Group, Inc., CIK 0001702015
CUSIP: 000000000
Title of class of securities: Common Stock
Address of issuer's principal executive offices: 2-41-7-336, SHINSAKAE, NAKA-KU, NAGOYA-SHI, AICHI, Japan (M0), 460-0007
Date of event which requires filing of this statement: 04/01/2025
Filed by CIK 0001977012
Persons authorized to receive notices and communications: Ryohei Uetaki, 2-18-23, Nishiwaseda Shinjuku-Ku, Tokyo, Japan (M0), 162-0051, 81-3-6670-1692

## Reporting persons
- SKYPR LLC (CIK 0001977012): type of reporting person: corporation (CO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 18,200,000; sole dispositive power 0; shared dispositive power 18,200,000; aggregate amount beneficially owned 18,200,000 (91% of the class)
- Ryohei Uetaki (CIK 0001977040): type of reporting person: individual (IN); citizenship or place of organization: Japan (M0); source of funds: other (OO); sole voting power 0; shared voting power 18,200,000; sole dispositive power 0; shared dispositive power 18,200,000; aggregate amount beneficially owned 18,200,000 (91% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock
Name of issuer: AIS Holdings Group, Inc.
Address of issuer's principal executive offices: 2-41-7-336, SHINSAKAE, NAKA-KU, NAGOYA-SHI, AICHI, Japan (M0), 460-0007

## Item 2. Identity and Background
Name of person filing:
This Schedule 13D is being filed by (i) SKYPR LLC, a Delaware Limited Liability Company, (ii) Ryohei Uetaki. Ryohei Uetaki has 100% ownership and control of SKYPR LLC.

SKYPR and Ryohei Uetaki are deemed to be the "Reporting Persons" and, may be referred to herein as each a "Reporting Person").
Residence or business address: The address of the business office for each of the Reporting Persons is 2-18-23, Nishiwaseda Shinjuku-Ku, Tokyo, Japan 162-0051.
Present principal occupation or employment: The principal business of SKYPR is to act as a holding company for various assets that may be acquired by Ryohei Uetaki. Mr. Ryohei Uetaki is an entrepreneur and executive officer of several companies operating in the technology industry,
Criminal convictions in the last five years: During the last five (5) years, none of the Reporting Persons have been convicted in a criminal proceeding (excluding violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: During the last five (5) years, none of the Reporting Persons have been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgement, decree, or final order enjoining future violations of, or prohibiting, or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: SKYPR is a Delaware Limited Liability Company.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: The 18,200,000 shares of common stock held by SKYPR LLC of the Issuer were purchased, on April 1, 2025, by SKYPR LLC from Takehiro Abe.

## Item 4. Purpose of Transaction
Purpose of transaction:
The shares were purchased by SKYPR LLC in order to obtain ownership and control of the Issuer.

Except to the extent provided in this Statement, none of the Reporting Persons have any current plans or proposals that relate to, or could result in any of the matters referred to in paragraphs (a) through (j) inclusive, of Item 4 of Schedule 13D. The Reporting Persons may, at any time and from time to time, review or reconsider their positions and/or change their purposes and/or formulate plans or proposals with respect thereto.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
SKYPR LLC
Aggregate number of shares beneficially owned: 18,200,000
Percentage: 91%

Ryohei Uetaki
Aggregate number of shares beneficially owned: 18,200,000
Percentage: 91%
Number of shares as to which each person has sole or shared power to vote or dispose:
SKYPR LLC
Sole power to vote or direct vote: 0
Shared power to vote or to direct vote: 18,200,000
Sole power to dispose or to direct disposition: 0
Shared power to dispose or to direct disposition: 18,200,000

Ryohei Uetaki
Sole power to vote or direct vote: 0
Shared power to vote or to direct vote: 18,200,000
Sole power to dispose or to direct disposition: 0
Shared power to dispose or to direct disposition: 18,200,000
Transactions in the class effected during the past sixty days:
SKYPR LLC has not effected any transactions in the Company's Common Stock during the past 60 days, except as described in this Statement.

Ryohei Uetaki has not effected any transactions in the Company's Common Stock during the past 60 days, except as described in this Statement.
Other persons with the right to receive dividends or sale proceeds: N/A
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: N/A

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: Except as described in this Statement, there are no contracts, arrangements, understandings, or relationships other than as disclosed among the persons named in Item 2 hereof and any other person, with respect to the securities of the Company.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: Joint Filing Agreement is filed herewith.

## Signatures
- SKYPR LLC: Ryohei Uetaki, Managing Member (04/10/2025)
- Ryohei Uetaki: Ryohei Uetaki, Ryohei Uetaki (04/10/2025)